File Number: 82-34808

CATLIN

CATLIN GROUP LIMITED

RECEIVED
2006 MAR 10 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE




06011556

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

1 March 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	28/02/2006

Yours faithfully,

Nicola Perera
Assistant Company Secretary
& Counsel

PROCESSED
MAR 10 2006
THOMSON FINANCIAL

REG-Catlin Group Limited Holding(s) in Company
Released: 28/02/2006

RNS Number:0794Z
Catlin Group Limited
28 February 2006

28 February 2006

HOLDING IN CATLIN GROUP LIMITED

Catlin Group Limited has been informed today by AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.) that shares over which it has been granted voting rights do not currently qualify as a notifiable interest within the meaning of section 199(2) of the UK Companies Act 1985. This information supersedes the notification announced on 28 February 2005 of a deemed beneficial ownership interest of 4.9%.

- End -

This information is provided by RNS
The company news service from the London Stock Exchange

END
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